Investor

05011941

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 19 2005
WASH. D.C. 185 SECTION

October 12, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

Enclosure

10/20

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Interim Report January - September 2005

Important events in the third quarter

- Shares were acquired in Electrolux for SEK 909 m.
- The New Investments business added approximately SEK 4 bn. to Investor's cash flow in the third quarter. Investor Growth Capital made two new investments in China and four in the United States.
- On August 25, the mobile broadband operator 3 Scandinavia reported that it had 417,000 subscribers in Sweden and Denmark, a slight increase since March. The company reported comparatively high average revenue per user (ARPU) of SEK 396.
- Börje Ekholm took over as President and CEO of Investor AB on September 1.

Financial information

- The net asset value amounted to SEK 123,927 m. (SEK 162 per share) on September 30, 2005, compared with SEK 92,915 m. (SEK 121 per share) at year-end 2004.
- Consolidated net income (in accordance with IFRS) totaled SEK 32,722 m. in the first nine months of 2005 (SEK 42.63 per share), as against SEK 10,413 m. for the corresponding period of 2004 (SEK 13.56 per share).
- Core holdings had an impact of SEK 28,292 m. on net income for the period (11,197). All core holdings had a positive effect. AstraZeneca, Ericsson and Atlas Copco had the biggest impact: SEK 7,234 m., SEK 5,678 m. and SEK 5,646 m., respectively.
- New investments had a positive effect of SEK 4,432 m. on net income in the first nine months of 2005 (34).
- The total return on Investor shares was 46 percent during the first nine months of 2005 (15), of which 14 percent was in the third quarter (1). The total return was 59 percent over the past 12-month period (24).

INVESTOR'S KEY FIGURES

	9/30 2005	12/31 2004	9/30 2004
Assets, SEK m.	126 238	108 837	110 743
Net debt, SEK m.	-2 311	-15 922	-16 276
Net asset value (shareholders' equity), SEK m.	123 927	92 915	94 467
Net asset value (shareholders' equity), SEK/share	162	121	123

Development during the period/quarter	*1/1-9/30 2005*	*1/1- 9/30 2004*	*1/7-9/30 2005*	*1/7-9/30 2004*
Net income, SEK m.	32 722	10 413	10 572	-1 384
Net income, SEK/share	42.63	13.56	13.78	-1.81

Trend of net asset value


SEK bn.
180
145
110
75
40
95
96
97
98
99
00
01
02
03
04
Q3 05
Net asset value including reinvested dividends
Net asset value

Strong foundation for building great companies



Investor developed positively during the third quarter. Looking forward, we are uniquely positioned to continue to be a driving force in developing successful companies and generating attractive long-term returns for our shareholders.

It is an honor to write this first letter as CEO. It was with excitement and enthusiasm that I assumed this new position on September 1. Investor is uniquely positioned and I strongly believe that the company can continue to be a driving force in the building of great companies. This will allow us to deliver competitive returns to our shareholders in the future.

Our goal remains unchanged – to grow Investor's net asset value in excess of market cost of capital over a business cycle, creating the basis for strong stock performance.

Important aspects for future success

I would like to highlight three aspects that are important for our success:

First, we must continue to have a composition of companies that offers sound potential for value appreciation. We have built up a strong organization with the ability to identify attractive investments. In recent years we have increased the unlisted portion of our assets, as a way to generate proprietary returns to our shareholders. Whether or not this trend will continue will depend on what opportunities we find.

Second, having a clear ownership role in our holdings has been and will remain important. As a significant owner, we have a strong board representation in our holdings. We believe companies develop better over time with a major owner focused on longer term value creation. This means we are ready to look beyond recent company performance if we believe the right measures are taken to create value long-term. However, our long-term orientation does not imply undue patience. I believe in being long-term in vision but relentlessly impatient in our follow-up.

Third, we must always strive to make our holdings best-in-class. As owners we are focused on ensuring we have the best boards in our holdings. Investor also contributes with knowledge, experience and an extensive network. For each holding we will develop a value-creating agenda, covering issues such as strategic positioning, operational excellence and optimal capital structure. Ensuring that our holdings have the right management suitable for their unique challenges is a key success factor. An adequate incentive system rewarding performance is an essential element.

Strong development during the third quarter

Core holdings reported solid earnings during the summer and their financial positions have strengthened. During the third quarter, Investor increased its holding in Electrolux. We believe that the company's restructuring process will add value for shareholders. Within New investments, EQT and Investor Growth Capital have taken advantage of a buoyant exit market with attractive valuations. Net cash flow generated by EQT and Investor Growth Capital was about SEK 4 bn. in the third quarter.

After a strong subscriber intake last year, 3 experienced a slowdown in net new subscribers during the first half of 2005. This was partly caused by churn due to poor quality first-generation 3G phones. 3 is working to correct the slow subscriber growth and we believe they are on the right track. In addition to new improved mobile phones, 3 now offers a network and a range of customer services that are second to none of its competitors. The positive development of 3 Italy, which is planning an IPO, demonstrates the potential of 3 and mobile broadband.

Flexibility to act on opportunities

The global economy has experienced healthy growth this year and corporate profits have developed positively. Despite Fed Funds rate hikes, bond yields have stayed low. European markets in particular have benefited from low interest rates, which has been beneficial to asset markets. However, there are a number of imbalances with potential global repercussions, such as the U.S. current account and budget deficits. On top of this, higher energy prices and emerging inflationary pressures make the outlook for economic growth more uncertain at this time. Given these risks, there are reasons to be cautious and we can be satisfied with having a strong financial position.

Foundation for delivering competitive returns

Investor stands well equipped for the future. We have high-quality holdings, a strong balance sheet and a professional organization active in several growth markets. I feel confident that we will continue our history of developing best-in-class companies and delivering competitive returns to our shareholders.

Börje Ekholm

Development of the Group

Investor's positive performance continued during the third quarter. Net income in the third quarter totaled SEK 10.6 bn. and consisted of increases in the value of core holdings. Net income for the nine-month period amounted to SEK 32.7 bn. The value of holdings in AstraZeneca, Ericsson, Atlas Copco and ABB increased the most. New Investments had an impact of SEK 4.4 bn. on income. Investor's net asset value rose from SEK 92.9 bn. at year-end 2004 to SEK 123.9 bn. on September 30, 2005. During the nine-month period, net debt was reduced from SEK 15.9 bn. to SEK 2.3 bn.

Read more on the Web. nav.investorab.com >>

Net asset value

On September 30, 2005, Investor's net asset value (equal to shareholders' equity) amounted to SEK 123,927 m. (92,915 at year-end 2004), corresponding to SEK 162 per share (121). The net asset value has risen by 33 percent since year-end 2004 (10). In the third quarter, the net asset value rose by SEK 10.5 bn. (-1.5), or 9 percent (-2).

INVESTOR'S NET ASSET VALUE (SHAREHOLDERS' EQUITY)

	9/30 2005		12/31 2004	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Core Holdings	139	106 259	114	87 408
New Investments	19	14 263	18	13 896
Other Holdings	4	3 168	3	2 406
Other Operations	3	2 898	3	1 868
Other assets and liabilities	0	-350	3	3 259
Total assets	165	126 238	141	108 837
Net debt	-3	-2 311	-20	-15 922
Net asset value (shareholders' equity)	162	123 927	121	92 915

See Segment Reporting, page 16, for a detailed presentation of each business area's development.

Total assets by sector, 9/30 2005



Other 6%
Engineering 28%
Financial Services 15%
Healthcare 23%
Technology 28%

Trend of earnings

Consolidated net income totaled SEK 32,722 m. during the nine-month period (10,413), of which SEK 10,572 m. was in the third quarter (-1,384). Net income consisted mainly of increases in the value of holdings in AstraZeneca, Ericsson, Atlas Copco and ABB, and within the New Investments business.

During the nine-month period, Core Holdings impacted income by SEK 28,292 m. (11,197), New Investments by SEK 4,432 m. (34), Other Holdings by SEK 103 m. (51) and Other Operations by SEK 28 m. (-41). The corresponding figures for the third quarter were SEK 10,703 m. (-1,214), SEK -119 m. (75), SEK 40 m. (-13) and SEK 32 m. (10), respectively.

TREND OF EARNINGS, INVESTOR GROUP

SEK m.	1/7-9/30 2005	1/1-9/30 2005	1/1-9/30 2004
Change in value	10 545	30 813	9 954
Dividends	231	2 390	1 693
Operating costs	-141	-383	-453[1]
Other income statement items	-63	-98	-781
Net income	10 572	32 722	10 413
Dividends paid	-	-1 726	-1 726
Other	-64	16	119
Change in net asset value (shareholders' equity)	10 508	31 012	8 806

1) Including a restructuring cost of SEK 100 m.

Trend of earnings, Group



SEK m
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
-5 000
Q1-3 2004
Q1-3 2005
Q3 2004
Q3 2005

TOTAL ASSETS BY SECTOR AND BUSINESS AREA ON SEPTEMBER 30, 2005

	Engineering	Technology	Healthcare	Financial Services	Other	Total
Core Holdings	33 828	27 079	26 642	18 710		106 259
New Investments	1 393	5 441	2 725	374	4 330	14 263
Other		2 522[1]			3 194	5 716
Total	35 221	35 042	29 367	19 084	7 524	126 238

1) Including SEK 843 m. in loans to Hi3G.

Core Holdings

All core holdings had a positive impact on Investor's operating results during the nine-month period. Their effect on income was SEK 28.3 bn. The value of core holdings continued to develop strongly in the third quarter. In September, SEK 909 m. was invested in Electrolux shares.

Read more on the Web: ch.investorab.com >>

Core holdings continued to report strong operating results in the third quarter. Their performance, in combination with a continuing strong global economy, resulted in ten out of eleven core holdings contributing positively to Investor's operating results for the third quarter.

Purchases and sales

During the first nine months of 2005, shares in core holdings were purchased for SEK 909 m. (1,509) and consisted entirely of 5,231,300 shares in Electrolux. After the purchase, Investor's holding in Electrolux amounts to 7.7 percent of the capital and 26.0 percent of the votes.

No shares were sold in core holdings during the third quarter.

Events occurring earlier in the year

During the nine-month period, shares in the Core Holdings business area were sold for SEK 8,307 m. (7,733). Shares were sold in AstraZeneca for SEK 3,489 m., in SEB for SEK 1,926 m., in ABB for SEK 1,713 m. and in Scania for SEK 550 m. Realized gains on the sales, calculated on the basis of historical acquisition costs, totaled SEK 4,023 m.

Ainax shares held by Investor were also converted to Scania A-shares.

Dividends and share redemption programs

Dividends from core holdings totaled SEK 2,163 m. in the first nine months of 2005 (1,574). The dividend of SEK 155 m. in the third quarter was from AstraZeneca.

The announced redemption program in Gambro is expected to be completed during November 2005 and payment is anticipated around November 30. The redemption price has been set at SEK 29 per share. Based on Investor's shareholding in Gambro on September 30, 2005, the redemption program will result in a capital inflow of SEK 2.0 bn.

In the second quarter, Atlas Copco completed a share redemption program in which Investor sold redemption rights for SEK 629 m., which was included in sales for the period.

Earnings for the period

Core holdings had an effect of SEK 28,292 m. on income in the first nine months of 2005 (11,197). All core holdings had a positive impact on income during the nine-month period. AstraZeneca, Ericsson, Atlas Copco and ABB had the greatest effect with SEK 7,234 m., SEK 5,678 m., SEK 5,646 m. and SEK 3,517 m., respectively.

Impact of Core Holdings on income, 1/1-9/30 2005


AstraZeneca 7 234
Ericsson 5 678
Atlas Copco 5 646
ABB 3 517
SEB 3 228
Gambro 1 647
Electrolux 724
Scania 713
WM-data 470
SAAB 416
OMX 139
Costs -120
SEK m.
-1 000
1 000
3 000
5 000
7 000
9 000

In the third quarter, the effect on income was SEK 10,703 m. (-1,214) m. Atlas Copco and Ericsson had the greatest impact with SEK 2,501 m. and SEK 2,388 m., respectively.

TREND OF EARNINGS, CORE HOLDINGS

SEK m.	1/7-9/30 2005	1/1-9/30 2005	1/1-9/30 2004
Change in value	10 587	26 249	9 738
Dividends	155	2 163	1 574
Operating costs	-39	-120	-115
Effect on income	10 703	28 292	11 197

Trend of earnings, Core Holdings business area


SEK m.
30 000
25 000
20 000
15 000
10 000
5 000
0
-5 000
Q1-3 2004
Q1-3 2005
Q3 2004
Q3 2005

Overview of Core Holdings

SEK m.	Number of shares[1] 9/30 2005	Share of capital[2] (%) 9/30 2005	Share of voting rights[2] (%) 9/30 2005	Share of total assets (%) 9/30 2005	Market value SEK/share 9/30 2005	Market value, SEK m. 9/30 2005	Net purchases (+)/sales(-) SEK m. 2005	Share price performance[3] 2005 (%)	Market value, SEK m. 12/31 2004
Technology									
Ericsson	810 393 516	5.0	19.4	18	30	22 780		33	17 305
Saab AB	21 611 925	19.8	38.0	2	4	2 831		13	2 496
WM-data	70 265 500	16.3	29.3	1	2	1 468		45	1 012
				21	36	27 079			20 813
Engineering									
Atlas Copco	94 364 913	15.0	21.4	11	18	14 155	-629[7]	58	9 421
ABB[4]	166 330 142	8.0	8.0	7	12	9 398	-1 713	51	7 593
Scania[5]	21 495 450	10.6	19.3	5	8	5 975	-550	6	6 134
Electrolux	23 689 271	7.7	26.0	3	6	4 300	+909	19	2 796
				26	44	33 828			25 944
Healthcare									
AstraZeneca[6]	51 587 810	3.2	3.2	15	24	18 597	-3 489	49	15 295
Gambro	68 468 225	19.9	26.3	6	10	8 045		24	6 487
				21	34	26 642			21 782
Financial Services									
SEB	123 027 895	17.5	18.2	14	23	17 470	-1 926	11	17 768
OMX	12 950 507	10.8	10.8	1	2	1 240		13	1 101
				15	25	18 710			18 869
Total				83	139	106 259	-7 398		87 408

1) Holdings, including any shares on loan.
2) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK), unless specified otherwise.
3) Most actively traded class of share.
4) Calculated in accordance with Swiss disclosure regulations.
5) Calculated on the basis of full dilution and excluding any repurchased shares. Calculated on the basis of the total number of outstanding shares before the cancellation of Scania shares (related to the acquisition of Ainax shares), Investor's holding is 16% of the votes and 9% of the capital.
6) Calculated in accordance with British disclosure regulations.
7) Refers to the sale of redemption rights in connection with Atlas Copco's share redemption program.

New Investments

The New Investments business reported income totaling SEK 4.4 bn., of which SEK -119 m. was in the third quarter. The result for the nine-month period was attributable primarily to a number of successful exits, value increases in mainly EQT's funds and currency effects. During the period January 1, 1998 to September 30, 2005, the New Investments business had an impact of SEK 7.4 bn. on income.

Read more on the Web: ni.investorab.com >>

Purchases and sales

A total of SEK 4,065 m. was invested in the first nine months of the year (1,504), of which SEK 798 m. was in the third quarter (290). The investments comprised new investments for SEK 3,292 m. (657) and follow-on investments for SEK 773 m. (847).

Holdings were sold for SEK 8,265 m. in the first nine months (2,734), of which SEK 4,957 m. was in the third quarter (1,215). Realized capital gains on the divestments, calculated on the basis of historical acquisition values, totaled SEK 4,832 m. (155), of which SEK 2,808 m. was in the third quarter (53).

Sales in the third quarter include recapitalizations of EQT's fund holdings in Com Hem, Plantagen and HemoCue, resulting in the transfer of SEK 1,618 m. in capital back to Investor.

PURCHASES AND SALES, NEW INVESTMENTS

	1/1 2005 – 9/30 2005	
	Purchases	Sales
EQT	3 042	4 952
Investor Growth Capital	1 022	3 309
Investor Capital Partners	1	4
Total	4 065	8 265

New investments by geography, 9/30 2005



Asia 14%
Northern Europe 61%
United States 25%

Earnings for the period

Net income totaled SEK 4,432 m. in the first nine months of 2005 (34), of which SEK -119 m. was in the third quarter (75). During the nine-month period, realized value increases in EQT's funds and Investor Growth Capital, as well as unrealized value increases in Investor Capital Partners, were the main contributors to income. A stronger dollar and euro against the Swedish krona had a favorable impact on income, reversing part of earlier losses in 2003 and 2004, when currency movements had a substantial negative effect on results.

TREND OF EARNINGS, NEW INVESTMENTS

SEK m.	1/7-9/30 2005	1/1-9/30 2005	1/1-9/30 2004
Change in value (incl. dividends)			
EQT	-32	3 321	595
Investor Growth Capital	-2	771	-383
Investor Capital Partners	-30	507	68
Operating costs	-55	-167	-246[1]
Effect on income	-119	4 432	34

1) Including a restructuring cost of SEK 75 m.

Trend of earnings, New Investments business area



SEK m.
4 500
3 500
2 500
1 500
500
-500

During the period January 1, 1998 to September 30, 2005, the New Investments business had an impact of SEK 7.4 bn. on income. The average annualized return on realized investments more than met the targeted return requirement of 20 percent during the period.

Net asset value, New Investments

NEW INVESTMENTS BY UNIT

	9/30 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
EQT	9	6 929	7	5 492
Investor Growth Capital	8	6 020	10	7 612
Investor Capital Partners	2	1 314	1	792
Total	19	14 263	18	13 896

The lower value of Investor Growth Capital and EQT in the third quarter, relative to the second, was due to divestments that were agreed on and announced in the second quarter, but were not finalized until the third quarter.

New investments by development stage


%
100
80
60
40
20
2002
2003
2004
Q3 2005
Funds (9%)
Early (5%)
Expansion (19%)
Mature (18%)
EQT's funds (49%)

NEW INVESTMENTS – 10 LARGEST LISTED HOLDINGS[1]

	Sector	Ownership (%)	Share price performance 2005 (%)	Market value[2] (SEK m.) 9/30 2005	Market value[2] (SEK m.) 12/31 2004
Kyphon	H	2	70	239	467
ISTA	H	11	-36	152	238
Biotage	H	9	1	68	68
Santarus	H	4	24[3]	66	-
LifeCell	H	1	112	45	7
Amkor	T	1	-35	43	56
Stepstone	T	4	82	42	33
Nilörn	O	15	13	17	15
United Pacific	T	13	-16	16	16
CSMC	T	1	-21	13	14
Other, listed		-	-	1	674
Total, listed				702	1 588

1) Purchases and sales were made in certain holdings during the year.
2) The market value is affected by currency effects.
3) Refers to share price development since the acquisition of the holding on August 17, 2005.

Investor Growth Capital

Read more on the Web. www.investorgrowthcapital.com>>

The market for exits continued to be strong. However, Investor Growth Capital also acted on an increasing number of attractive new investment opportunities. A total of six new investments were made: two in China and four in the United States.

Events occurring in the third quarter

New investments were made in ChinaCache, Picolight, Ruckus Wireless, Santarus, Sunny Group and Visiprise.

ChinaCache (China) is the first licensed nationwide content delivery network (CDN) on the mainland. This is a server-based network on which content from web pages is copied and stored closer to end users in order to increase accessibility and speed up downloading.

Picolight (United States) produces a vertically integrated optical transceiver product and optoelectric subcomponents.

Ruckus Wireless (United States) has developed a product to serve the "triple play" home market, providing voice, data and video over a WiFi network to individual appliances.

Santarus (United States), listed on the Nasdaq exchange, is a specialty pharma company focused on developing drugs for gastrointestinal diseases.

Sunny Group (China) supplies optical lenses, modules and products for digital cameras, mobile cameras, scanners and projectors.

Visiprise (United States) provides a manufacturing management software analytical platform which supports improved quality and efficiency.

Follow-on investments were made in Aerocrine, White Rock Networks and Solstice Neurosciences, among other holdings. The remaining position was sold in Axcan Pharma, and parts of holdings in Kyphon, LifeCell and Stepstone.

Events occurring earlier in the year

New investments were made in Axiomed, Innovative Micro Technology and Mindjet. Shares were also acquired in the listed company LifeCell.

Bredbandsbolaget, Digia, Entific, Micronic, Lycos Europe and Tessera were sold in their entirety. Holdings in ISTA and Kyphon were partially sold.

Sector exposure, Investor Growth Capital, 9/30 2005


Software 10%
Semiconductors 10%
Communications 7%
Internet services 6%
Other IT 8%
Medical devices 13%
Pharma/ Biotechnology 18%
Funds and other 28%

EQT

Read more on the Web: www.eqt.se >>

In the third quarter, one acquisition, two divestments, three recapitalizations and four follow-on investments were made in existing portfolio companies in the EQT funds.

Events occurring in the third quarter

The EQT IV fund completed the previously announced investment in Brandtex. EQT III also made follow-on investments in Aleris, Finn-Power and Leybold Optics. EQT Denmark made an add-on investment in Contex.

EQT Finland divested ADR-Haanpää. The earlier announced sale of Sirona (EQT III) was completed. The announced divestment of IHI (EQT II) has not yet been finalized. Holdings in Com Hem (EQT III), Plantagen (EQT III) and HemoCue (EQT II) were recapitalized, resulting in the transfer of capital back to Investor.

Events occurring earlier in the year

Dometic (EQT III) and Flexlink (EQT I) were sold.

EQT IV acquired Sanitec. EQT IV's acquisition of ISS was finalized. EQT III completed the purchase of Carl Zeiss Vision, Munksjö and Aleris (formerly ISS Health Care and CarePartner).

Investor Capital Partners

Read more on the Web: www.investorcapitalpartners.com >>

The rapid economic development of Asian markets continued in the third quarter, indicating the strong growth potential for private equity in Asia.

Investor Capital Partners made no additional investments or divestments in the third quarter. The fund has two investments in the portfolio from earlier: Global Beauty and Memorex. The value of both holdings changed positively during the nine-month period.

PRIVATE EQUITY ACTIVITIES WITHIN THE NEW INVESTMENTS BUSINESS

Private equity investments have been made since Investor was established in 1916 but were given their current modern shape and structure in the mid-1990s. The private equity activities within New Investments generate high returns when exits are implemented, allow for increased diversification of the portfolio, synergies with the core holdings and the possibility to discover important new technologies and new business trends early.

Investor conducts two different types of private equity investments within the New Investments business: buyouts and venture capital. Buyout activities are conducted through funds partly owned by Investor: EQT and Investor Capital Partners. Venture capital activities are conducted by Investor Growth Capital, a wholly owned subsidiary. Through its seven funds, EQT focuses on companies in Northern Europe. Investor Capital Partners is focused on buyouts in Greater China, while Investor Growth Capital is active in the United States, Northern Europe and Asia.

Investments in the New Investments business area, which involve more risk by their nature, are made with the objective of realizing an average annualized return (IRR) of 20 percent.

Other Holdings and Other Operations

On August 25, 2005, 3 Scandinavia announced that it had 417,000 subscribers. Average monthly revenue per user (ARPU) remained high at SEK 396. The Grand Group reported income of SEK 12 m. in the third quarter.

Read more on the Web: www.investorab.com >>

Other Holdings

Other Holdings had a positive effect of SEK 103 m. on income during the nine-month period (51) of which SEK 40 m. was in the third quarter (-13).

OTHER HOLDINGS

	9/30 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
Hi3G (shareholders' equity and loans)	3	2 464[1]	2	1 621
Fund investments	1	645	1	593
Other	0	59	0	192
Total, Other Holdings	4	3 168	3	2 406

1) Refers to SEK 1,621 m. in shareholders' equity and SEK 843 m. in loans. Loans were previously included in "Other assets and liabilities".

Hi3G

Read more on the Web: www.tre.se >>

On August 25, 2005, 3 Scandinavia (Hi3G) reported that it had 417,000 subscribers. Average monthly revenue per user (ARPU) remained comparatively high at SEK 396. During the year 3 Scandinavia has focused on selling products and services that are exclusive to mobile broadband.

3 Sweden developed rather positively, despite a downturn for the industry as a whole. The weaker net growth in subscribers was partly due to churn but was somewhat compensated for by a positive trend for the usage of new services, such as music. In Denmark, the number of subscribers decreased slightly, due to a more competitive market combined with less active mobile broadband positioning. During the year, a new management team was appointed in Denmark to turn the trend.

In the third quarter, 3 Scandinavia launched a number of new services such as a mobile photo and video album (3Album), Friendtones and a mobile top ten list for music.

Investor's loans to Hi3G amounted to SEK 843 m. at the close of the period. Loans to Hi3G increased by SEK 211 m. in the third quarter.

External loan financing was obtained in the second quarter when Hi3G secured a loan facility totaling SEK 10.5 bn. With this loan financing, Hi3G repaid SEK 4.2 bn. in outstanding loans to Investor. The facility is being initially guaranteed by Hi3G's owners, Hutchison Whampoa and Investor. However, the guarantees can be withdrawn partially or in full during the term of the loan, provided that Hi3G fulfills certain financial goals.

As reported earlier, Investor estimates that its total capital commitments to Hi3G, in the form of equity, will be between SEK 4 bn. and SEK 5 bn.

Other Operations

Other Operations had an effect of SEK 28 m. on income for the nine-month period (-41), of which SEK 32 m. was in the third quarter (10).

OTHER OPERATIONS

	9/30 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
The Grand Group	2	1 575	2	1 475
Land and real estate	0	300	1	300
Active portfolio management	1	923	0	3
Other (Novare, etc.)	0	100	0	90
Total, Other Operations	3	2 898	3	1 868

The Grand Group

Read more on the Web: www.grandhotel.se >>

During the third quarter, the Grand Hôtel in Stockholm noted a rising occupancy rate and good average room prices. The renovation and remodeling of Burmanska Palatset is on schedule and there is strong interest in the new hotel and conference facility, for which reservations can already be made.

In accordance with an earlier agreement, responsibility for the operations of Berns Salonger, Berns Hotel and China Teatern was transferred to London & Regional Properties on July 1, 2005.

The Grand Group's result after net financial items was SEK -7 m. in the first nine months (-38), of which SEK +12 m. was in the third quarter (-4).

In the second quarter, Investor provided SEK 100 m. in shareholder's contributions to The Grand Group.

Active portfolio management

Active portfolio management activities generated net income of SEK 83 m. in the first nine months of 2005 (-2), of which SEK 56 m. was in the third quarter (2).

Active portfolio management activities had a long net position on September 30, 2005.

Novare Human Capital

Read more on the Web: www.novare.se >>

In the third quarter, the executive search market remained strong, which had a positive impact on Novare Search's business.

In the third quarter, Novare Academy launched an educational program for business controllers.

In the second quarter, Novare Act was formed to offer services in connection with change and development projects.

Consolidated net debt

Consolidated net debt totaled SEK 2,311 m. on September 30, 2005, as against SEK 15,922 m. on December 31, 2004. The change in net debt was primarily attributable to proceeds from the sale of shares in a number of core holdings and new investments and to Hi3G's repayment of loans.

Net financial items for the nine-month period totaled SEK -115 m. (-771). Net financial items include interest income of SEK 374 m. (326) and interest expenses totaling SEK -771 m. (-942). The remaining portion consists mainly of revaluations (in accordance with IFRS) of loans, swaps and hedges for employee stock option and share programs.

Investor's net debt, as a percentage of total assets, was 2 percent on September 30, 2005, as against 15 percent at year-end 2004.


Consolidated net debt
SEK bn
%
2003
2004
Q3 2005
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Cash, bank balances and short-term investments amounted to SEK 22,486 m. on September 30, 2005, as against SEK 12,127 m. at year-end 2004. The Group's loans amounted to SEK 26,192 m. at the close of the nine-month period, as against SEK 28,660 m. on December 31, 2004.

During the remainder of 2005, outstanding loans in the nominal amount of SEK 1,282 m. are due for payment. During 2006-2008, outstanding loans in the nominal amount of SEK 8,485 m. are due.

Standard and Poor's credit rating for Investor has been AA- since 1997. In the first quarter of 2005, Moody's upgraded Investor's credit rating from A3/Prime-2 to A2/Prime-1.

Consolidated costs

Consolidated costs totaled SEK 342 m. in the first nine months of 2005 (338). The calculation of commitments within the framework for employee stock option programs and share programs resulted in additional costs of SEK 41 m. in the consolidated accounts during the nine-month period (15).

Parent Company

Share capital

Investor's share capital amounted to SEK 4,795 m. on September 30, 2005 (SEK 4,795 m. on December 31, 2004).

STRUCTURE OF SHARE CAPITAL

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

Investor shares

Read more on the Web: share.investorab.com >>

The total return (sum of share price changes and reinvested dividends) was 14 percent in the third quarter (1). The total return on Investor shares over the first nine months of the year was 46 percent (15). The total return has been 59 percent over the past 12-month period (24).

The average annualized total return on Investor shares has been 13 percent over the past ten-year period. The corresponding figure for the past 20-year period is 19 percent.


Average total return
%
Reporting period
1 year
5 years
10 years
20 years

The price of the Investor B-share was SEK 120.50 on September 30, 2005, as against SEK 84.50 on December 31, 2004.

Other

Accounting principles

As of January 1, 2005, Investor's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31 Consolidated Interim Financial Reporting. Comparative figures for 2004, including figures related to financial instruments that were reported in accordance with IAS 39, have been recalculated in accordance with IFRS. In several areas there is agreement between the accounting principles applied in Investor's most recent annual report (the recommendations of the Swedish Financial Accounting Standards Council) and IFRS. The following sections describe the accounting principles which are significant to Investor and have changed after the adoption of IFRS. Information about the effects of adopting IFRS in the third quarter is presented in Appendix 1 to this report.

Financial instruments

Equity-related investments

In accordance with IAS 39 and IAS 28, equity-related investments, including participations in associated companies, are reported at fair value through profit and loss. Equity-related investments are valued as follows in accordance with IFRS:

Listed holdings

Listed holdings are valued on the basis of their share price on the closing date (purchase price, if there is one quoted).

Unlisted holdings and fund holdings

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other valuation methods better reflect the fair value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above.

Unlisted holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all unlisted holdings in the fund and is normally updated when a new valuation is received. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted. Listed holdings in funds are valued in the same way as listed holdings, as described above.

Liabilities

Investor AB uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting is applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, loans are valued at amortized cost and derivatives are reported at fair value through profit and loss.

Other financial instruments

Derivatives and short-term investments are reported at fair value through profit and loss.

Financial instruments other than those noted above are reported at the amortized cost.

Property, plant and equipment

In accordance with IAS 16, Investor AB's real estate properties are reported at fair value.

For property, plant and equipment, depreciation is based on the components in which the acquisition value is distributed over the components and depreciation is based on the useful life of each.

Share-based payment

Investor's employee stock option programs and share programs are reported in accordance with the regulations in IFRS 2 for share-based payments that are equity settled. A value for the program is estimated on the grant date which then comprises the basis for the cost that is distributed over the vesting period of the programs. Provisions for social security costs are reported on a continuous basis and are distributed in the same way as the cost for employee stock option and share programs.

Taxes

The valuation of assets and liabilities at fair value results in temporary differences when the fair value differs from the tax value. In accordance with IAS 12, a deferred tax liability, or a deferred tax receivable, is reported for temporary differences. Deferred tax

receivables are booked only to the extent to which it is expected to be realized against future taxable profits.

Other

Changes in value

For items that were held in the balance sheet at the beginning and at the close of the period, the value change consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the value change consists of the difference between the value at the beginning of the period and the proceeds. For items in the balance sheet that were acquired during the period, the value change consists of the difference between the acquisition cost and the value at the close of the period.

See Appendix I in the Interim Report for January-March 2005 for further information about Investor's transition to reporting in accordance with IFRS.

Financial calendar 2006

January 19	Year-end Report for 2005
March 21	Annual General Meeting
April 19	Interim Report, January-March
July 11	Interim Report, January-June
October 12	Interim Report, January-September

Stockholm, October 12, 2005

Börje Ekholm
President and Chief Executive Officer

For more information:

- Lars Wedenborn, Chief Financial Officer:
  +46 8 614 2141, +46 73 524 2141
  lars.wedenborn@investorab.com
- Fredrik Lindgren, Vice President, Corporate Communications:
  +46 8 614 2031, +46 73 524 2031
  fredrik.lindgren@investorab.com
- Oscar Stege Unger, Investor Relations Manager:
  +46 8 614 2059, +46 70 624 2059
  oscar.stege.unger@investorab.com
- Address:
  Investor AB (publ) (Org. No. 556013-8298)
  SE-103 32 Stockholm, Sweden
  Visiting address: Arsenalsgatan 8C
  Phone: +46 8 614 2000
  Fax: + 46 8 614 2150
  info@investorab.com

- Ticker codes:
  INVEB SS in Bloomberg
  INVEb.ST in Reuters
  W:ISBF in Datastream

Auditors' Review Report

We have reviewed this interim report in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants (FAR). A review is significantly limited in comparison with an audit.

Nothing has come to our attention that causes us to believe that the interim report does not meet the requirements of the Swedish Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, October 12, 2005

KPMG Bohlins AB	Ernst & Young AB
Carl Lindgren *Authorized Public Accountant*	Jan Birgerson *Authorized Public Accountant*

Consolidated Income Statement

SEK m.	2005 1/1-9/30	2004 1/1-9/30	2005 7/1-9/30	2004 7/1-9/30
Investing activities				
Dividends	2 353	1 664	224	163
Value change	30 767	9 985	10 496	-1 221
Operating costs	-293	-292	-96	-94
Restructuring cost	-	-75	-	-
Net income - Investing activities	32 827	11 282	10 624	-1 152
Other Operations				
Net sales	494	501	138	173
Cost of goods and services sold	-527	-519	-154	-159
Net income, active portfolio management	83	-2	56	2
Operating costs	-22	-21	-8	-6
Net income - Other Operations	28	-41	32	10
Groupwide operating costs	-27	-25	-11	-7
Cost of long-term incentive programs	-41	-15	-26	-5
Restructuring cost	-	-25	-	-
Operating income	32 787	11 176	10 619	-1 154
Net financial items	-115	-771	-19	-224
Income after financial items	32 672	10 405	10 600	-1 378
Tax on net income for the period	50	8	-28	-6
Net income for the period	32 722	10 413	10 572	-1 384

Attributable to:				
Equity holders of the Parent	32 705	10 404	10 571	-1 389
Minority interest	17	9	1	5
Net income for the period	32 722	10 413	10 572	-1 384
Earnings per share before and after dilution, SEK	42.63	13.56	13.78	-1.81

Consolidated Balance Sheet

SEK m.	2005 9/30	2004 12/31
Assets		
Tangible fixed assets	2 471	2 695
Shares and participations	124 634	104 637
Receivables included in net debt	1 613	837
Other receivables	2 266	5 752
Cash, bank and short-term investments	22 486	12 127
Total assets	153 470	126 048
Shareholders' equity and liabilities		
Shareholders' equity	123 927	92 915
Pensions and similar commitments	218	226
Loans	26 192	28 660
Other liabilities	3 133	4 247
Total shareholders' equity and liabilities	153 470	126 048

NET DEBT

SEK m.	2005 9/30	2004 12/31
Cash, bank and short-term investments	22 486	12 127
Receivables included in net debt	1 613	837
Loans	-26 192	-28 660
Pensions and similar commitments	-218	-226
Total net debt	-2 311	-15 922

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SEK m.	2005 1/1-9/30	2004 1/1-12/31	2004 1/1-9/30
Opening balance as per balance sheet	92 915	49 039	49 039
Effect of change in accounting policy (IFRS)	-	36 622	36 622
Opening balance adjusted for change in accounting policy	92 915	85 661	85 661
Dividend to shareholders of the Parent Company	-1 726	-1 726	-1 726
Effect of employee stock option programs	19	14	15
Exchange rate differences	31	-371	44
Exchange rate differences, minority	3	-	-
Dividend to minority	-9	-9	-8
Revaluation reserve cash-flow hedge	-49	42	17
Revaluation reserve tangible fixed assets	21	32	51
Net income for the period	32 722	9 272	10 413
Closing balance	123 927	92 915	94 467
Attributable to:			
Equity holders of the Parent	123 806	92 805	94 447
Minority interest	121	110	20
Total sharholders' equity	123 927	92 915	94 467

Consolidated Statement of Cash Flows

SEK m.	2005 1/1-9/30	2004 1/1-9/30
Cash flows from operating activities		
Core Holdings		
Dividends received	2 163	1 574
New Investments		
Dividends received	196	28
Other Holdings		
Dividends received	1	45
Active portfolio management, Other Operations and operating costs		
Payments received	16 251	19 333
Payments made	-17 196	-19 758
Cash flows from operating activities before net interest income/expense and income taxes	1 415	1 222
Interest received/paid	-754	-846
Income taxes paid	-104	-169
Cash flows from operating activities	557	207
Cash flows from investing activities		
Core Holdings		
Acquisitions	-1 460	-1 509
Sales	8 858	7 733
New Investments		
Acquisitions, etc.	-4 391	-1 657
Sales	8 239	2 700
Other Holdings		
Acquisitions, etc.	-18	-33
Sales	304	616
Increase in long-term receivables	-1 200	-1 370
Decrease in long-term receivables	4 200	-
Change in short-term investments, net	-7 780	-3 635
Acquisitions of tangible fixed assets	-225	-482
Sales of tangible fixed assets	403	-
Cash flows from investing activities	6 930	2 363
Cash flows from financing activities		
Loans raised	-	899
Loans amortized	-3 204	-2 935
Dividends paid	-1 726	-1 726
Cash flows from financing activities	-4 930	-3 762
Cash flows for the period	2 557	-1 192
Cash and cash equivalents, opening balance	4 414	4 859
Effect of exchange rate changes	24	1
Cash and cash equivalents, closing balance	6 995	3 668

Segment reporting

PERFORMANCE BY BUSINESS AREA 1/1-9/30 2005

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2 163	165	25	37 [1]		2 390
Value change	26 249	4 434	84	46 [1]		30 813
Other revenues and expenses				-33 [2]		-33
Operating costs	-120	-167	-6	-22	-27	-342
Cost of long-term incentive programs					-41	-41
Operating income	28 292	4 432	103	28	-68	32 787
Net financial items					-115	-115
Tax					50	50
Net Income for the period	28 292	4 432	103	28	-133	32 722
Other				21	-5	16
Dividends paid					-1 726	-1 726
Effect on net asset value	28 292	4 432	103	49	-1 864	31 012
Net asset value by business area 9/30 2005						
Total assets	106 259	14 263	3 168	2 898	-350	126 238
Net debt					-2 311	-2 311
Total net asset value	106 259	14 263	3 168	2 898	-2 661	123 927

PERFORMANCE BY BUSINESS AREA 1/1-9/30 2004

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 574	45	45	29 [1]		1 693
Value change	9 738	235	12	-31 [1]		9 954
Other revenues and expenses				-18 [2]		-18
Operating costs	-115	-171	-6	-21	-25	-338
Cost of long-term incentive programs					-15	-15
Restructuring cost		-75			-25	-100
Operating income	11 197	34	51	-41	-65	11 176
Net financial items					-771	-771
Tax					8	8
Net Income for the period	11 197	34	51	-41	-828	10 413
Other		68 [3]		51		119
Dividends paid					-1 726	-1 726
Effect on net asset value	11 197	102	51	10	-2 554	8 806
Net asset value by business area 9/30 2004						
Total assets	89 190	14 705	2 273	1 931	2 644	110 743
Net debt					-16 276	-16 276
Total net asset value	89 190	14 705	2 273	1 931	-13 632	94 467

[1] Refers to active portfolio management activities. Value change includes sales amounting to SEK 15,824 m. (19,070).

[2] Net sales amounted to SEK 494 m. (501) and refer primarily to The Grand Group and EQT Partners.

[3] The amount refers to exchange rate differences on investments held by subsidiaries with another functional currency than SEK. No exchange rate difference arises in 2005 due to the fact that the functional currency in these subsidiaries has been changed to SEK as per 1/1 2005.

Appendix 1 – Reconciliation of reporting in accordance with IFRS

In accordance with IFRS 1, this appendix presents a comparison of the balance sheet and income statement in accordance with previous accounting principles and IFRS for the comparative period in this report. See Appendix I in the Interim Report for January-March 2005 for further information about Investor's transition to reporting in accordance with IFRS and the opening balance and recalculated figures for the full year 2004.

Consolidated income statement

SEK m.	Note	2004 1/1-9/30	*Adjust-ment IFRS*	IFRS 2004 1/1-9/30	2004 1/7-9/30	*Adjust-ment IFRS*	IFRS 2004 1/7-9/30
Investment operations							
Dividends		1 664		1 664	163		163
Value change	1	7 269	*2 716*	9 985	148	*-1 369*	-1 221
Operating costs		-292		-292	-94		-94
Restructuring cost		-75		-75	-		-
Net income – investing activities		8 566	*2 716*	11 282	217	*-1 369*	-1 152
Other operations							
Net sales		501		501	173		173
Cost of goods and services sold	2	-490	*-29*	-519	-150	*-9*	-159
Net income, active portfolio management	3	10	*-12*	-2	7	*-5*	2
Operating costs		-21		-21	-6		-6
Net income – Other operations		0	*-41*	-41	24	*-14*	10
Groupwide operating costs		-25		-25	-7		-7
Cost of long-term incentive programs	4		*-15*	-15		*-5*	-5
Restructuring cost		-25		-25	-		-
Operating income		8 516	*2 660*	11 176	234	*-1 388*	-1 154
Net financial items	5	-631	*-140*	-771	-190	*-34*	-224
Income after financial items		7 885	*2 520*	10 405	44	*-1 422*	-1 378
Adjustment due to equity method	6	-1 834	*1 834*		-12	*12*	
Shares of income of associated companies	6	1 405	*-1 405*		631	*-631*	
Income before tax		7 456	*2 949*	10 405	663	*-2 041*	-1 378
Tax on net income for the period	7	-1 055	*1 063*	8	-387	*381*	-6
Minority interest in net income for the period	8	-9	*9*		-5	*5*	
Net income for the period		6 392	*4 021*	10 413	271	*-1 655*	-1 384
Attributable to:							
Equity holders of the Parent		6 392	*4 012*	10 404	271	*-1 660*	-1 389
Minority interest	8		*9*	9		*5*	5
Net income for the year		6 392	*4 021*	10 413	271	*-1 655*	-1 384
Earnings per share, basic and diluted, SEK		*8.33*	*5.23*	*13.56*	*0.35*	*-2.16*	*-1.81*

Notes to adjustment items in the income statement

Note 1. Holdings of shares and participations are valued at fair value in accordance with IFRS. The adjustment consists of unrealized changes in value.

Note 2. The adjustment is attributable to the depreciation of real estate. With the adoption of IFRS, the Group's real estate properties are valued at fair value and depreciation is based on the useful life of the components.

Note 3. Holdings of securities in active portfolio management are valued at fair value in accordance with IFRS. The adjustment consists of unrealized changes in the value of these holdings.

Note 4. Employee stock option programs and share programs are reported in accordance with IFRS 2 and the adjustment consists of the accrued cost for the value of the programs on the grant date and provisions for social security costs.

Note 5. The adjustment item refers to unrealized changes in the value of derivatives acquired for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio. It also refers to unrealized value changes in equity swaps held for the purpose of protecting Investor against the effects of employee stock option and share programs when Investor's share price increases.

Note 6. The equity method was previously applied to holdings in associated companies. With the adoption of IFRS, these holdings are instead reported at fair value through profit and loss.

Note 7. The adjustment consists of a reversal of the tax expense that arose in the accounting of associated companies in accordance with the equity method (see Note 6) and to deferred tax on certain unrealized changes in value.

Note 8. In accordance with IFRS, deductions are not made for minority interest in net income for the period in the income statement. Instead, income is distributed between the Parent's shareholders and the minority interest and is reported adjacent to the income statement.

Consolidated balance sheet

SEK m.	Note	9/30 2004	*Adjust-ment IFRS*	IFRS 9/30 2004
Assets				
Tangible fixed assets	1	1 905	*944*	2 849
Shares and participations	2	66 819	*40 050*	106 869
Receivables included in net debt	3		*697*	697
Receivables	4	4 852	*-97*	4 755
Cash and cash equivalents	5	12 247	*1*	12 248
Total assets		85 823	*41 595*	127 418
Shareholders' equity and liabilities				
Shareholders' equity		53 911	*40 556*	94 467
Pensions and similar commitments		232		232
Other provisions	6	901	*-901*	
Loans	7	28 074	*915*	28 989
Other liabilities	8	2 705	*1 025*	3 730
Total shareholders' equity and liabilities		85 823	*41 595*	127 418

Notes to adjustment items in the balance sheet

Note 1. Buildings and land are reported at fair value in accordance with IFRS. In accordance with previous principles, these items were reported at acquisition value with deduction for depreciation and any impairment.

Note 2. Shares and participations are valued at fair value in accordance with IFRS. In accordance with previous principles, shares and participations were reported at acquisition cost with deduction for any impairment. The effect of the revaluation on the balance sheet has been distributed by business area as follows:

Core Holdings	35 304
New Investments	4 834
Other Holdings	-88
Active Portfolio Management	0
Effect on shares and participations	40 050
Deferred tax liability	-6
Net effect on shareholders' equity	40 044

Note 3. Adjusted for derivatives held for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio.

Note 4. Short-term financial instruments on the assets side of the balance sheet are valued at fair value.

In accordance with previous principles, premiums and discounts on loans, investments and associated derivatives were accounted for as prepaid expenses. With the adoption of IFRS, they are reported as part of the value of the underlying instrument.

Note 5. Short-term investments are reported at fair value in accordance with IFRS.

Note 6. "Provisions" has been eliminated as a heading and the item has been transferred in its entirety to long-term liabilities.

Note 7. The value of the debt portfolio has been adjusted as a consequence of the adoption of IFRS. Hedge accounting is used whenever possible. Liabilities that do not qualify for hedge accounting are valued at the amortized cost and all derivatives are valued at fair value.

Note 8. Other liabilities have been affected by the adoption of IFRS by the change of heading for provisions and deferred tax as a consequence of the valuation at fair value, and because premiums and discounts on loans, investments and related derivatives are, after the transition to IFRS, reported as part of the value of the underlying instrument.

Adjustment of shareholders' equity

Shareholders' equity has been adjusted as a result of the adoption of IFRS. The adjustment can be divided into the following components:

Revaluation reserve, tangible fixed assets	679
Revaluation reserve, cash flow hedge	42
Fair value of shares and participations	40 044
Fair value of other financial instruments	1
Prepaid expenses and accrued income	-97
Fair value of short-term investments	1
Adjustment of loans and derivatives at fair value, hedge accounting	-260
Adjusted reported value of employee stock options	5
Fair value of other financial instruments, liabilities	-5
Accrued expenses and prepaid income	126
Reclassification of minority interest from other liabilities to shareholders' equity	20
Net effect on shareholders' equity	**40 556**

Due to the adoption of IFRS, the effects on shareholders' equity on September 30, 2004 are as follows:

Opening adjustment for IFRS on December 31, 2003 – opening balance	36 622
Change in revaluation reserve for tangible fixed assets	51
Change in reserve for cash flow hedging	17
Accounting of employee stock options in accordance with IFRS 2	-34
Currency differences, subsidiaries	30
Reversal of equity transactions concerning associated companies reported in accordance with the equity method	-143
Dividend to minority shareholders	-8
Effect of adjusting net income for the year according to IFRS	4 021
Net effect on shareholders' equity	**40 556**

Adjustment of cash flow analysis

As a consequence of adopting IFRS, the definition of cash and cash equivalents has been changed to only consist of capital investments with a term not longer than three months. In accordance with previous principles, capital investments with a term up to 12 months were included in cash and cash equivalents. The effect on cash flows on September 30, 2004 is as follows:

SEK m.	2004 1/1-9/30	*Adjust-ment IFRS*	IFRS 2004 1/1-9/30
Cash flows for the period	2 443	*-3 635*	-1 192
Cash and cash equivalents, opening balance	9 803	*-4 944*	4 859
Exchange difference in cash and cash equivalents	1		1
Cash and cash equivalents, closing balance	12 247	*-8 579*	3 668